Management’s Discussion and Analysis for the quarter ended June 30, 2007

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec’s financial performance during its third fiscal quarter ended June 30, 2007. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended June 30, 2007 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 30, 2006, included in the Company’s Annual Report. All references to quarterly or Company information relate to Tembec’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. Non-GAAP financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A contains "forward-looking statements" within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as "anticipate", "estimate", "expect" and "project" or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The information in this report is as at August 2, 2007, the date of filing in conjunction with the Company’s press release announcing its results for the third fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

OVERVIEW

	Quarterly Results ($ millions)

	Fiscal 2006				Fiscal 2007
	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Sales	789	818	862	863	724	790	783	-
Freight and sales deductions	94	97	102	106	84	90	92	-
Lumber export duties / taxes	6	11	10	8	3	5	5	-
Cost of sales	683	668	688	683	591	641	656	-
SG&A	38	38	41	36	33	37	37	-
EBITDA	(32)	4	21	30	13	17	(7)	-
Depreciation & amortization	56	56	48	48	48	46	44	-
Unusual items	-	176	(4)	17	(217)	(4)	170	-
Operating earnings (loss)	(88)	(228)	(23)	(35)	182	(25)	(221)	-
Interest, foreign exchange & other	21	10	42	38	(12)	36	49	-
Exchange loss (gain) on long-term debt	(6)	3	(54)	(7)	61	(13)	(111)	-
Pre-tax gain (loss)	(103)	(241)	(11)	(66)	133	(48)	(159)	-
Income tax (recovery)	(24)	(25)	(6)	(11)	(4)	(1)	3	-
Share of related company loss (gain)	-	-	1	(1)	(1)	(2)	2	-
Net earnings (loss) from continuing operations	(79)	(216)	(6)	(54)	138	(45)	(164)	-
Earnings from discontinued operations	4	48	-	-	-	-	-	-
Net earnings (loss)	(75)	(168)	(6)	(54)	138	(45)	(164)	-

DISCONTINUED OPERATIONS

In February 2006, the Company sold its oriented strandboard (OSB) mill in Saint-Georges-de-Champlain, Quebec, for total consideration of $98 million. As a result of the sale, the financial results of the OSB operation, as well as the gain on disposition, have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the OSB mill’s results from the Company’s continuing operations. For certain non-GAAP financial measures, the amounts presented still reflect the actual reported results of prior periods. In those circumstances, a footnote indicates that they include the results of the OSB operations.

CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3855 with respect to financial instruments – recognition and measurement. The CICA subsequently amended Section 3855 to provide guidance on accounting for fees and costs incurred upon the exchange of debt instruments or modification of a financial liability. As a result of the application of Section 3855, unamortized financing costs have been reclassified against long-term debt. The Company has elected to recognize its long-term debt at the amortized cost. Additional details are provided in the notes to the interim financial statements.

Effective October 1, 2006, the Company adopted the new recommendations of the CICA under CICA Handbook Section 1530 with respect to comprehensive income. The section requires the Company to present a new statement entitled Comprehensive Income. The new statement is included in the Company’s financial statements.

Effective October 1, 2006, the Company applied the accounting treatment prescribed by emerging issues committee ("EIC") EIC-162 of the CICA Handbook with respect to stock-based compensation for employees eligible to retire before the vesting date. EIC-162 provides guidance to determine compensation costs attributable to a stock-based award under a compensation plan that contains a provision that allows an employee to continue vesting after the employee has retired. The application of EIC-162 had no impact on the financial statements of the Company.

Prior to the June 2007 quarter, the Company allocated corporate general and administrative expenses to each business segment based on the dollar value of their total sales. The Company has discontinued this practice and has added a "Corporate and Other" category to the segment information tables included in its financial statements. Prior period segment information in the financial statements and the MD&A has also been restated to conform with this change in presentation. It is the Company’s view that providing separate disclosure of corporate general and administrative expenses will be useful to financial statement users and will allow more accurate segment performance comparison with other forest products companies.

JUNE 2007 QUARTER VS MARCH 2007 QUARTER

SALES
						Volume
$ millions		March	June	Total	Price	& Mix
		2007	2007	Variance	Variance	Variance
Forest Products		213	212	(1)	(5)	4
Pulp		382	380	(2)	(18)	16
Paper		209	199	(10)	(19)	9
Chemicals		44	45	1	(4)	5
Corporate		1	-	(1)	-	(1)
		849	836	(13)	(46)	33
Less: Intersegment sales		(59)	(53)	6
Sales		790	783	(7)

Sales decreased by $7 million as compared to the prior quarter. The decrease was driven primarily by lower prices. Pricing in all segments was negatively impacted by currency, as the Canadian $ averaged US $0.913, a 7% increase from US $0.854 in the prior quarter. Forest Products segment sales decreased by $1 million as higher shipments partially offset lower prices. Pulp segment sales decreased by $2 million as higher shipments partially offset lower prices. Paper segment sales declined by $10 million as higher shipments partially offset lower prices.

EBITDA
						Cost
$ millions		March	June	Total	Price	& Volume
		2007	2007	Variance	Variance	Variance
Forest Products		(21)	(21)	-	(5)	5
Pulp		43	33	(10)	(18)	8
Paper		-	(12)	(12)	(19)	7
Chemicals		3	2	(1)	(4)	3
Corporate		(8)	(9)	(1)	-	(1)
		17	(7)	(24)	(46)	22

EBITDA decreased by $24 million as compared to the prior quarter. The decrease in EBITDA was driven by lower prices, with lower costs providing a partial offset. The Forest Products segment EBITDA was unchanged as lower costs compensated for lower prices. The Pulp and Paper segments’ EBITDA declined as cost reduction efforts did not keep pace with selling price declines.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	March	June	Total	EBITDA	& Amortization	Item
	2007	2007	Variance	Variance	Variance	Variance
Forest Products	(31)	(34)	(3)	-	1	(4)
Pulp	25	16	(9)	(10)	1	-
Paper	(12)	(194)	(182)	(12)	-	(170)
Chemicals	2	1	(1)	(1)	-	-
Corporate	(9)	(10)	(1)	(1)	-	-
	(25)	(221)	(196)	(24)	2	(174)

JUNE 2007 QUARTER VS MARCH 2007 QUARTER

The Company generated an operating loss of $221 million compared to an operating loss of $25 million in the prior period. The $196 million deterioration in operating performance was primarily due to the Paper group, which saw its operating results decline by $182 million. This decline was primarily caused by a one-time charge of $173 million relating to asset impairment at the St. Francisville, Louisiana, paper mill.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	March	June
	2007	2007
Interest on long-term debt	30	29
Interest on short-term debt	2	2
Other foreign exchange items	(1)	16
Other items	5	2
	36	49

Interest on long-term debt was relatively unchanged. Approximately 90% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. The significant expense items included in other foreign exchange items relates to the restatement of US $ trade receivables as the Canadian $ closing rate versus the US $ was more than 8% higher at the end of June 2007 quarter versus the closing rate at the end of March 2007.

GAIN ON TRANSLATION OF FOREIGN DEBT

During the June 2007 quarter, the Company recorded a gain of $107 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.866 to US $0.939. The Company recorded a further gain of $4 million on the translation of its Euro denominated debt as the relative value of the Euro versus the Canadian $ decreased from C $1.542 to C $1.442. In the prior quarter, the Canadian $ had increased from US $0.858 to US $0.866 and the Company recorded a gain of $13 million on its US $ denominated debt. The translation of Euro denominated debt had not resulted in a gain or loss as the exchange rate had remained relatively unchanged at the end of each respective quarter.

INCOME TAXES

During the June 2007 quarter, the Company recorded an income tax provision of $3 million on a pre-tax loss from continuing operations of $159 million. The income tax provision reflected a $56 million unfavourable variance versus an anticipated income tax recovery of $53 million based on the Company’s effective tax rate of 33.3%. The non-recognition of period losses reduced the recovery by $76 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized. The non-taxable portion of the gain on translation of US $ denominated debt increased the income tax recovery by $15 million. The rate differential between jurisdictions increased the income tax recovery by $6 million.

During the March 2007 quarter, the Company recorded an income tax recovery of $1 million on a pre-tax loss from continuing operations of $48 million. The income tax recovery reflected a $15 million unfavourable variance versus an anticipated income tax recovery of $16 million based on the Company’s effective tax rate of 33.3%. The non-recognition of period losses reduced the recovery by $17 million.

JUNE 2007 QUARTER VS MARCH 2007 QUARTER

NET LOSS

The Company generated a net loss of $164 million or $1.91 per share compared to a net loss of $45 million or $0.54 per share in the prior quarter. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of theses items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, this item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	March 2007 Quarter		June 2007 Quarter
	$ millions	$ per share	$ millions	$ per share

Net loss as reported - in accordance with GAAP	(45)	(0.54)	(164)	(1.91)
Specific items (after-tax):
Gain on translation of foreign debt	(10)	(0.12)	(93)	(1.09)
Unusual item - Sale of land and building	(3)	(0.04)	-	-
Unusual item - St. Francisville paper mill asset impairment	-	-	173	2.02
Unusual item - Reversal of St. Raymond paper mill accruals and proceeds of sale	-	-	(2)	(0.02)
Net loss excluding specific items - not in accordance with GAAP	(58)	(0.70)	(86)	(1.00)

JUNE 2007 QUARTER VS JUNE 2006 QUARTER

SALES
						Volume
$ millions		June	June	Total	Price	& Mix
		2006	2007	Variance	Variance	Variance
Forest Products		270	212	(58)	(27)	(31)
Pulp		388	380	(8)	37	(45)
Paper		221	199	(22)	(14)	(8)
Chemicals		51	45	(6)	1	(7)
Corporate		-	-	-	-	-
		930	836	(94)	(3)	(91)
Less: Intersegment sales		(68)	(53)	15
Sales		862	783	(79)

Sales decreased by $79 million as compared to the same quarter a year ago. The decline was the result of lower sales volumes and prices in the Forest Products and the Paper segments. Pricing in all segments was negatively impacted by currency as the Canadian $ averaged US $0.913, a 3% increase from US $0.890 a year ago. The Forest Products segment sales declined by $58 million as a result of lower prices and shipments. The Pulp segment sales declined by $8 million as higher prices partially offset lower shipments caused primarily by the permanent closure of a pulp mill. Paper segment sales declined on a combination of lower prices and shipments.

EBITDA
						Cost
$ millions		June	June	Total	Price & Volume
		2006	2007	Variance	Variance	Variance
Forest Products		3	(21)	(24)	(27)	3
Pulp		20	33	13	37	(24)
Paper		9	(12)	(21)	(14)	(7)
Chemicals		3	2	(1)	1	(2)
Corporate		(14)	(9)	5	-	5
		21	(7)	(28)	(3)	(25)

EBITDA declined by $28 million over the prior year quarter. The Forest Products segment EBITDA declined by $24 million because of lower prices. The Pulp segment EBITDA improved by $13 million as prices improved substantially with higher costs mitigating the positive impact. The Paper segment EBITDA declined by $21 million. This segment was negatively impacted by lower selling prices and higher costs at its US coated paper facility.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	June	June	Total	EBITDA	& Amortization	Item
	2006	2007	Variance	Variance	Variance	Variance
Forest Products	(6)	(34)	(28)	(24)	-	(4)
Pulp	-	16	16	13	3	-
Paper	(4)	(194)	(190)	(21)	1	(170)
Chemicals	2	1	(1)	(1)	-	-
Corporate	(15)	(10)	5	5	-	-
	(23)	(221)	(198)	(28)	4	(174)

JUNE 2007 QUARTER VS JUNE 2006 QUARTER

The Company generated an operating loss of $221 million compared to an operating loss of $23 million in the same quarter a year ago. In addition to the previously noted $28 million decline in EBITDA, the current period absorbed a charge of $173 million relating to asset impairment at the St. Francisville paper mill.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:

	$ millions
	June	June
	2006	2007
Interest on long-term debt	30	29
Interest on short-term debt	5	2
Other foreign exchange items	11	16
Other items	(4)	2
	42	49

Interest on long-term debt decreased by $1 million. Approximately 90% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. The reduction in short-term interest expense relates to the decrease in utilization of short-term operating lines since the receipt of the lumber duty refund in the December 2006 quarter. The significant expense included in other foreign exchange items relates to the restatement of US $ trade receivables as the Canadian $ closing rate versus the US $ was more than 8% higher at the end of the June 2007 quarter versus the closing rate at the end of March 2007. This is similar to the year ago period when the Canadian $ closing rate versus the US $ had increased by 4%.

GAIN ON TRANSLATION OF FOREIGN DEBT

During the June 2007 quarter, the Company recorded a gain of $107 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.866 to US $0.939. The Company recorded a further gain of $4 million on the translation of its Euro denominated debt as the relative value of the Euro versus the Canadian $ decreased from C $1.542 to C $1.442. In the comparable period a year ago, the Canadian $ had increased from US $0.856 to US $0.890, and the Company had recorded a gain of $54 million.

INCOME TAXES

During the June 2007 quarter, the Company recorded an income tax provision of $3 million on a pre-tax loss from continuing operations of $159 million. The income tax provision reflected a $56 million unfavourable variance versus an anticipated income tax recovery of $53 million based on the Company’s effective tax rate of 33.3%. The non-recognition of period losses reduced the recovery by $76 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized. The non-taxable portion of the gain on translation of US $ debt increased the income tax recovery by $15 million. The rate differential between jurisdictions increased the income tax recovery by $6 million.

During the June 2006 quarter, the Company recorded an income tax recovery of $6 million on a pre-tax loss from continuing operations of $11 million. The income tax recovery was $2 million higher than the projected recovery of $4 million based on the Company’s effective rate of 33.3%. The tax recovery was positively impacted by several favourable items totalling $17 million, the most important of which was $7 million relating to the non-taxable portion of the gain on the translation of US $ denominated debt. The Company also recorded a $6 million favourable adjustment for permanent differences relating primarily to the satisfactory resolution of certain outstanding income tax matters. The non-recognition of period losses reduced the recovery by $15 million.

JUNE 2007 QUARTER VS JUNE 2006 QUARTER

NET LOSS

The Company generated a net loss of $164 million or $1.91 per share compared to a net loss of $6 million or $0.08 per share in the corresponding quarter of the prior year. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	June 2006 Quarter		June 2007 Quarter
	$ millions	$ per share	$ millions	$ per share

Net loss as reported - in accordance with GAAP	(6)	(0.08)	(164)	(1.91)
Specific items (after-tax):
Gain on translation of foreign debt	(45)	(0.52)	(93)	(1.09)
Derivative financial instruments gain	(1)	(0.01)	-	-
Unusual item - Gain on sale of metal and web operations	(3)	(0.04)	-	-
Unusual item - St. Francisville paper mill asset impairment	-	-	173	2.02
Unusual item - Reversal of St. Raymond paper mill accruals and proceeds of sale	-	-	(2)	(0.02)
Net loss excluding specific items - not in accordance with GAAP	(55)	(0.65)	(86)	(1.00)

NINE MONTHS ENDED JUNE 2007 VS NINE MONTHS ENDED JUNE 2006

SALES
						Volume
$ millions		June	June	Total	Price	& Mix
		2006	2007	Variance	Variance	Variance
Forest Products		834	629	(205)	(88)	(117)
Pulp		1,057	1,089	32	138	(106)
Paper		639	615	(24)	(16)	(8)
Chemicals		148	132	(16)	2	(18)
Corporate		1	1	-	-	-
		2,679	2,466	(213)	36	(249)
Less: Intersegment sales		(210)	(169)	41
Sales		2,469	2,297	(172)

Sales decreased by $172 million as compared to the same period a year ago. The decline was the result of lower sales volumes in all of the Company’s reportable business segments combined with lower Forest Products selling prices. Improved prices in the Pulp segment provided a substantial offset. Currency did not significantly affect revenue as the value of the Canadian $ versus the US $ increased by 1%. The Forest Products segment sales declined by $205 million as a result of lower US $ reference prices and lower shipments. The Pulp segment sales increased by $32 million on the strength of significantly improved US $ reference prices, partially offset by lower shipments. The Paper segment sales experienced lower prices and shipments.

EBITDA
						Cost
$ millions		June	June	Total	Price	& Volume
		2006	2007	Variance	Variance	Variance
Forest Products		36	(55)	(91)	(88)	(3)
Pulp		(1)	98	99	138	(39)
Paper		(9)	(4)	5	(16)	21
Chemicals		6	7	1	2	(1)
Corporate		(39)	(23)	16	-	16
		(7)	23	30	36	(6)

EBITDA improved by $30 million over the prior year period. The Forest Products segment EBITDA declined by $91 million because of lower prices. The Pulp segment EBITDA improved by $99 million as prices improved substantially. The Paper segment EBITDA improved by $5 million, despite lower selling prices. This segment benefited from lower manufacturing costs, primarily energy.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	June	June	Total	EBITDA	& Amortization	Item
	2006	2007	Variance	Variance	Variance	Variance
Forest Products	-	154	154	(91)	(1)	246
Pulp	(244)	14	258	99	19	140
Paper	(56)	(210)	(154)	5	4	(163)
Chemicals	3	4	1	1	-	-
Corporate	(42)	(26)	16	16	-	-
	(339)	(64)	275	30	22	223

NINE MONTHS ENDED JUNE 2007 VS NINE MONTHS ENDED JUNE 2006

The Company generated an operating loss of $64 million compared to an operating loss of $339 million in the same period a year ago. In addition to the previously noted $30 million improvement in EBITDA, the balance of the improvement relates to unusual items. In the prior nine-month period, the Company has absorbed a charge of $169 million relating to asset impairment at the Smooth Rock Falls pulp mill, which was subsequently permanently shut down. During the most recent nine-month period, the Company recorded a credit of $238 million pertaining to the recovery of lumber export duties on deposit with the United States Department of Commerce. The duty refund was partially offset by a charge of $173 million relating to asset impairment at the St. Francisville, Louisiana, paper mill.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:

	$ millions
	June	June
	2006	2007
Interest on long-term debt	90	89
Interest on short-term debt	12	7
Interest income	(3)	(5)
Interest income - lumber duties	-	(30)
Amortization of deferred gain on foreign exchange contracts	(38)	-
Other foreign exchange items	10	4
Other items	2	8
	73	73

Interest on long-term debt was relatively unchanged. Approximately 90% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. The reduction in short-term interest expense relates to the decrease in utilization of short-term operating lines since the receipt of the lumber duty refund. In October 2006, the Company received a total of US $242 million as a refund of lumber duties. The refund was divided into two components in the financial statements. An amount of $238 million was credited to operating earnings and a further $30 million was shown as interest income.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the nine-month periods ending on June 2006 and 2007.

$ millions
	Opening		Ending
	Balance	Amortization	Balance

June 2006	38	(38)	-

June 2007	-	-	-

NINE MONTHS ENDED JUNE 2007 VS NINE MONTHS ENDED JUNE 2006

GAIN ON TRANSLATION OF FOREIGN DEBT

During the nine months ended June 2007, the Company recorded a gain of $63 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.895 to US $0.939. In the comparable period a year ago, the Canadian $ had increased from US $0.854 to US $0.890, and the Company had recorded a gain of $57 million on its US $ denominated debt.

INCOME TAXES

During the nine-month period ended June 2007, the Company recorded an income tax recovery of $2 million on a pre-tax loss from continuing operations of $74 million. The income tax recovery reflected a $23 million unfavourable variance versus an anticipated income tax recovery of $25 million based on the Company’s effective tax rate of 33.3%. The tax recovery was positively impacted by two favourable items totalling $18 million. The rate differential between jurisdictions increased the tax recovery by $9 million. The non-taxable portion of the gain on translation of US $ denominated debt increased the tax recovery by a further $9 million. These items were more than offset by the non-recognition of period losses, which reduced the recovery by $40 million. Based on past financial performance, future income tax assets of the Company’s Canadian and US operations have been limited to the amount that is more likely than not to be realized.

During the nine-month period ended June 2006, the Company recorded an income tax recovery of $55 million on a pre-tax loss from continuing operations of $355 million. The income tax recovery was $63 million lower than the projected recovery of $118 million based on the Company’s effective tax rate of 33.3%. The non-recognition of period losses reduced the recovery by $78 million. The rate differential between jurisdictions increased the recovery by $7 million. The non-taxable portion of the gain on translation of US $ denominated debt increased the tax recovery by a further $8 million.

EARNINGS FROM DISCONTINUED OPERATIONS

In February 2006, the Company sold its OSB mill located in Saint-Georges-de Champlain, Quebec, for total consideration of $98 million. The sale generated an after-tax gain of $47 million or $0.55 per share in the year ago period. As well, the OSB mill generated an after-tax gain of $5 million or $0.05 per share during the five-month period it was owned by the Company. There was no impact on the financial statements of the current fiscal year.

NINE MONTHS ENDED JUNE 2007 VS NINE MONTHS ENDED JUNE 2006

NET LOSS

The Company generated a net loss of $71 million or $0.83 per share compared to a net loss of $249 million or $2.92 per share in the corresponding period of the prior year. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	Nine months ended		Nine months ended
	June 2006		June 2007
	$ millions	$ per share	$ millions	$ per share
Net loss as reported
- in accordance with GAAP	(249)	(2.92)	(71)	(0.83)
Specific items (after-tax):
Gain on translation of foreign debt	(48)	(0.56)	(53)	(0.62)
Derivative financial instruments gain	(1)	(0.01)	-	-
Amortization of deferred gain on
foreign exchange contracts	(25)	(0.30)	-	-
Unusual item - Smooth Rock Falls pulp mill	111	1.30	20	0.23
Unusual item - St. Francisville paper mill	7	0.08	173	2.02
Unusual item - Recovery of lumber export duties and interest	-	-	(185)	(2.16)
Unusual item - Gain on sale of metal and web operations	(3)	(0.04)	-	-
Unusual item - Reversal of St. Raymond paper mill
mill accruals and proceeds of sale	-	-	(2)	(0.02)
Unusual item - Sale of land	-	-	(10)	(0.11)
Earnings from discontinued operations - OSB mill	(51)	(0.60)	-	-
Net loss excluding specific items
- not in accordance with GAAP	(259)	(3.05)	(128)	(1.49)

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)
	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07
Sales	817	789	818	862	863	724	790	783
EBITDA	(7)	(32)	4	21	30	13	17	(7)
Operating earnings (loss)
from continuing operations	(166)	(88)	(228)	(23)	(35)	182	(25)	(221)
Net earnings (loss)
from continuing operations	(136)	(79)	(216)	(6)	(54)	138	(45)	(164)
Net earnings (loss) from
continuing operations per share ($)	(1.59)	(0.92)	(2.52)	(0.08)	(0.64)	1.62	(0.54)	(1.91)
Net earnings (loss)	(135)	(75)	(168)	(6)	(54)	138	(45)	(164)
Net earnings (loss) per share ($)	(1.58)	(0.88)	(1.96)	(0.08)	(0.64)	1.62	(0.54)	(1.91)

FOREST PRODUCTS

	Quarterly Results

	Fiscal 2006				Fiscal 2007
	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Financial ($ millions)
Sales (1)	276	288	270	254	204	213	212	-
EBITDA	15	18	3	1	(13)	(21)	(21)	-
Depreciation & amortization	13	14	13	14	14	14	13	-
Unusual items	-	-	(4)	3	(246)	(4)	-	-
Operating earnings (loss)	2	4	(6)	(16)	219	(31)	(34)	-
Shipments
SPF lumber (mmbf)	356	361	375	360	305	319	341	-
Reference Prices
Framing lumber composite price
(US$ per mbf)	363	376	347	300	280	285	285	-
Western SPF KD std & better
(US$ per mbf)	320	336	311	276	240	247	252	-
KD #2 & better delivered G.L.
(US$ per mbf)	391	409	386	351	325	328	334	-
KD stud delivered G.L.
(US$ per mbf)	378	391	370	314	301	315	337	-

(1) Includes intersegment sales eliminated on consolidation

June 2007 Quarter vs. March 2007 Quarter

The Forest Products segment generated negative EBITDA of $21 million on sales of $212 million. This compares to negative EBITDA of $21 million on sales of $213 million in the prior quarter. The sales decrease of $1 million was caused primarily by lower selling prices for SPF lumber partially offset by higher shipments. US $ reference prices for random lumber increased by approximately US $5 per mbf while stud lumber increased by US $22 per mbf. The increases in US $ reference prices were not enough to offset the negative impact of currency as the Canadian $ averaged US $0.913, a 7% increase from US $0.854 in the prior quarter. The net price effect was a decrease in EBITDA of $4 million or $12 per mbf. Margins were positively impacted by lower operating costs. The June quarter also saw improved profitability in Engineered wood as the summer period normally experiences increased activity. During the quarter, the Company incurred $5 million of lumber export taxes, unchanged from the prior quarter. Lumber export taxes are payable based on the recent agreement between Canada and the United States. Applicable export tax rates vary based upon selling prices. During the June quarter, the Company incurred a tax of 5% on Eastern shipments and 15% on Western shipments, unchanged from the prior quarter.

The Forest Products segment generated an operating loss of $34 million, as compared to an operating loss of $31 million in the prior quarter. In the March 2007 quarter, the Company sold land parcels in British Columbia and recorded a gain of $4 million.

FOREST PRODUCTS

June 2007 Quarter vs. June 2006 Quarter

The Forest Products segment generated negative EBITDA of $21 million on sales of $212 million. This compares to EBITDA of $3 million on sales of $270 million in the comparable quarter of the prior year. Lower selling prices and volumes of SPF lumber and specialty wood accounted for $36 million of the $58 million decline in sales. US $ reference prices for random lumber were down by approximately US $55 per mbf, while the reference price for stud lumber declined by US $33 per mbf. The decline in selling prices was exacerbated by a stronger Canadian $, which averaged 3% higher versus the US $. As a result, the average selling price of SPF lumber declined by $67 per mbf from the year ago quarter, decreasing EBITDA by $23 million. During the quarter, the Company incurred $5 million of lumber export taxes as compared to $10 million of lumber export duties expensed in the prior year quarter. Lumber export taxes are payable based on the new agreement between Canada and the United States.

The Forest Products segment generated an operating loss of $34 million, as compared to an operating loss of $6 million in the prior year quarter. The lower EBITDA noted above accounted for the higher operating loss. During the June 2006 quarter, the Company recorded a $4 million gain relating to the sale of the Temlam joint venture’s metal and web operations. The amount represented the Company’s 50% share of the gain.

Nine months ended June 2007 vs. nine months ended June 2006

The Forest Products segment generated negative EBITDA of $55 million on sales of $629 million, as compared to EBITDA of $36 million on sales of $834 million in the comparable nine-month period a year ago. Lower selling prices and volumes of SPF lumber and specialty wood accounted for $156 million of the $205 million decline in sales. The reduced levels of production activity also reduced log and chip sales by $44 million. US $ reference prices for random lumber were down approximately US $71 per mbf, while the reference price for stud lumber declined by US $62 per mbf. The decline in selling prices was exacerbated by a stronger Canadian $, which averaged 1% higher versus the US $. Overall, the average selling price of SPF lumber declined by $81 per mbf from the year ago period, decreasing EBITDA by $78 million. Higher processing costs also negatively impacted margins. In the prior year period, timber costs were lower, primarily in the province of Ontario where government initiatives assisted all lumber producers. As well, the current weak pricing environment led to curtailments at several facilities negatively impacting processing costs. During the most recent nine-month period, the Company incurred $13 million of lumber export taxes as compared to $27 million of lumber export duties in the same period a year ago. Lumber export taxes are payable based on the new agreement between Canada and the United States.

The Forest Products segment generated operating earnings of $154 million compared to breakeven results in the prior year nine-month period. The lower EBITDA noted above was more than offset by two favourable unusual items. During the most recent nine-month period, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the United States Department of Commerce that had accumulated since May 2002. The amount received corresponded to approximately 82% of the total amount deposited. In addition, the Company received a further $30 million, which corresponded to approximately 82% of interest accrued on the deposits. The latter amount was recorded as interest income. The Company also completed the sale of a number of land parcels in British Columbia, which generated a gain of $12 million.

PULP

	Quarterly Results

	Fiscal 2006				Fiscal 2007
	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Financial ($ millions)
Sales (1)	313	356	388	394	327	382	380	-
EBITDA	(28)	7	20	26	22	43	33	-
Depreciation & amortization	27	27	20	18	20	18	17	-
Unusual items	-	169	-	14	29	-	-	-
Operating earnings (loss)	(55)	(189)	-	(6)	(27)	25	16	-
Shipments
Paper pulp (000's tonnes)	401	439	468	431	335	377	409	-
Specialty pulp (000's tonnes)	69	92	95	104	86	96	92	-
Internal (000's tonnes)	26	25	30	33	26	23	21	-
Total	496	556	593	568	447	496	522	-
Reference Prices
NBSK - delivered US
(US$ per tonne)	638	653	705	757	770	790	810	-
NBSK - delivered N. Europe
(US$ per tonne)	600	618	665	710	730	757	783	-
Bleached hardwood high yield
- delivered N. Europe
(US$ per tonne)	553	562	585	620	627	630	642	-

(1) Includes intersegment sales eliminated on consolidation

June 2007 Quarter vs. March 2007 Quarter

The Pulp segment generated EBITDA of $33 million on sales of $380 million for the quarter ended June 2007 compared to EBITDA of $43 million on sales of $382 million in the March 2007 quarter. Lower effective Canadian $ selling prices were offset by increased pulp shipments, primarily hardwood paper pulps. Reflecting the strength of the pulp market, Company inventories were at 20 days of supply at the end of June, down from 27 days at the end of the prior quarter. US $ reference prices increased for all grades of pulp. The increases in US $ reference prices were not enough to offset the negative impact of currency as the Canadian $ averaged US $0.913, a 7% increase from US $0.854 in the prior quarter. The net price effect was a decrease of $34 per tonne, decreasing EBITDA by $18 million. Margins were assisted by lower reported manufacturing costs. While the local currency costs of the French pulp mills remained relatively unchanged in Euros, the stronger Canadian $ resulted in a $5 million reduction in reported Canadian $ manufacturing costs. The prior quarter also included approximately $3 million of additional costs relating to an explosion in one of the two flash pulp dryers at the Temiscaming high yield pulp mill. The explosion occurred in early February and the dryer was off-line for approximately one month. Total downtime in the June quarter was 13,700 tonnes versus 16,800 tonnes in the prior quarter. The latter amount included 12,400 of lost production associated with the aforementioned dryer explosion.

The Pulp segment generated operating earnings of $16 million compared to operating earnings of $25 million in the prior quarter. The previously noted decline in EBITDA accounted for this decrease.

PULP

June 2007 Quarter vs. June 2006 Quarter

The Pulp segment generated EBITDA of $33 million on sales of $380 million for the quarter ended June 2007, compared to EBITDA of $20 million on sales of $388 million in the June 2006 quarter. The $8 million decrease in sales was due to lower shipments partially offset by higher selling prices. The lower shipments were caused primarily by the shutdown of the Smooth Rock Falls pulp mill. In the prior year quarter, the mill had sold 47,300 tonnes, whereas there were no shipments in the June 2007 quarter. Pricing benefited from significantly higher US $ reference prices for all grades of pulp. The improvement in prices was mitigated by currency as the Canadian $ averaged 3% higher versus the US $. The net price effect was an increase of $71 per tonne, increasing EBITDA by $37 million. Higher manufacturing costs partially mitigated the impact of the price improvement. The largest negative item was the $6 million of negative currency adjustment on the reported manufacturing costs of the three French pulp mills, as the Euro averaged 5% higher versus the Canadian $. At the mill level, the Company experienced higher fibre costs in the French operations and absorbed higher maintenance costs associated with planned maintenance downtime. In the prior year period, the Company had taken 11,200 tonnes of downtime. In the June 2007 quarter, 13,700 tonnes of maintenance downtime was taken at the various mills.

The Pulp segment generated operating earnings of $16 million compared to breakeven results a year ago. In addition to the aforementioned $13 million improvement in EBITDA, the company benefited from lower depreciation expense in the current quarter.

Nine months ended June 2007 vs. nine months ended June 2006

The Pulp segment generated EBITDA of $98 million on sales of $1,089 million compared to negative EBITDA of $1 million on sales of $1,057 million in the comparable nine-month period a year ago. The $32 million increase in sales was due to higher selling prices partially offset by lower shipments. The lower shipments were caused primarily by the shutdown of the Smooth Rock Falls pulp mill. In the prior year period, the mill had sold 127,500 tonnes, whereas there were no shipments during the first nine months of fiscal 2007. Pricing benefited from significantly higher US $ reference prices for all grades of pulp. Currency had a relatively minor effect on selling prices as the value of Canadian $ averaged 1% higher versus the US $. Overall, the average selling price increased by $94 per tonne, increasing EBITDA by $138 million. Higher manufacturing costs partially mitigated the impact of the price improvement. The largest negative item was the $24 million of negative currency adjustment on the reported manufacturing costs of the three French pulp mills, as the Euro averaged 7% higher versus the Canadian $. At the mill level, the Company experienced higher fibre costs in the French operations and absorbed higher maintenance costs associated with repairs to the flash pulp dryer at the Temiscaming high yield pulp mill. In the most recent nine-month period, total downtime reached 51,900 tonnes, including 12,400 tonnes of lost production associated with an explosion in one of the two flash pulp dryers at the Temiscaming high yield pulp mill. In the prior year period, the Company had taken 72,300 tonnes of downtime, including 26,400 tonnes to reduce high yield pulp inventories.

The Pulp Segment generated operating earnings of $14 million as compared to an operating loss of $244 million in the prior nine-month period. In addition to the aforementioned $99 million improvement in EBITDA, unusual charges were significantly less in the most recent nine-month period. The Company incurred a charge of $29 million relating to pension, severance and other associated items resulting from the decision to permanently shut down the Smooth Rock Falls pulp mill. In the prior year period, an asset impairment charge of $169 million had been recorded to reduce the value of assets at this facility, which was subsequently permanently shut down. This charge also accounts for a large portion of the $19 million decline in depreciation expense in 2007 as compared to 2006.

PAPER

	Quarterly Results

	Fiscal 2006				Fiscal 2007
	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Financial ($ millions)
Sales	216	202	221	235	207	209	199	-
EBITDA	(9)	(9)	9	11	8	-	(12)	-
Depreciation & amortization	14	13	13	14	12	12	12	-
Unusual items	-	7	-	-	-	-	170	-
Operating loss	(23)	(29)	(4)	(3)	(4)	(12)	(194)	-
Shipments
Newsprint (000's tonnes)	123	123	128	134	117	115	118	-
Coated paper (000's tonnes)	62	57	65	70	61	63	64	-
Specialty papers (000's tonnes)	53	47	58	61	49	52	57	-
Total	238	227	251	265	227	230	239	-

Reference Prices
Newsprint - 48.8 gram East Coast
(US$ per tonne)	627	644	658	663	654	614	591	-
Coated #3 - 60 lb rolls
(US$ per short ton)	878	890	910	925	910	907	902	-
15 pt. Coated Bleached Board
(US $ per short ton)	780	800	807	830	830	843	850	-

June 2007 Quarter vs. March 2007 Quarter

The Paper segment generated negative EBITDA of $12 million on sales of $199 million. This compares to breakeven EBITDA on sales of $209 million in the prior quarter. The sales decrease of $10 million was due to lower prices for all grades of paper, partially offset by increased shipments. US $ reference prices for newsprint and coated papers declined by US $23 per tonne and US $5 per short ton respectively. The reference price for coated bleached board increased by US $7 per short ton. Currency was the biggest pricing negative as the Canadian $ averaged US $0.913, a 7% increase from US $0.854 in the prior quarter. The net price effect was a decrease of $79 per tonne, decreasing EBITDA by $19 million. Lower reported manufacturing costs provided a partial offset to the decline in selling prices. While the US $ cost of the St. Francisville paper mill remained relatively unchanged, the stronger Canadian $ resulted in a $5 million reduction in reported manufacturing costs. Total downtime in the June quarter was 900 tonnes compared to 3,900 tonnes in the prior quarter. In June 2007, the Company announced that the coated paper mill located in St. Francisville, Louisiana, would be indefinitely idled as of the end of July. Despite efforts to restructure the operations, the mill’s financial performance has been extremely poor. During the most recent quarter, this facility accounted for the near totality of the $12 million of negative EBITDA.

The Paper segment generated an operating loss of $194 million, as compared to an operating loss of $12 million in the prior quarter. In addition to the aforementioned EBITDA decline, the segment absorbed a charge of $173 million relating to asset impairment at the St. Francisville paper mill. A $3 million credit relating to the reversal of accrued expenses and proceeds of sale on the previously idled St. Raymond, Quebec, paper mill provided a small offset.

PAPER

June 2007 Quarter vs. June 2006 Quarter

The Paper segment generated negative EBITDA of $12 million on sales of $199 million. This compares to EBITDA of $9 million on sales of $221 million in the same quarter a year ago. The $22 million decrease in sales results from a combination of lower prices and lower shipments, primarily newsprint. US $ reference prices for newsprint and coated papers declined by US $67 per tonne and US $8 per short ton respectively. The US $ reference price for coated bleached board increased by US $43 per short ton. Currency contributed to lower prices as the Canadian $ averaged 3% higher versus the US $. The net price effect was a reduction in EBITDA of $14 million or $59 per tonne. Margins were also negatively impacted by higher fibre, chemical and energy costs at the St. Francisville paper facility. Total downtime in the June quarter was 900 tonnes compared to 1,200 tonnes in the year ago quarter.

The Paper segment generated an operating loss of $194 million compared to an operating loss of $4 million a year ago. In addition to the aforementioned $21 million decline in EBITDA, the Company absorbed a charge of $173 million relating to asset impairment at the St. Francisville paper mill. A $3 million credit relating to the reversal of accrued expenses and proceeds of sale on the previously idled St. Raymond, Quebec, paper mill provided a small offset.

Nine months ended June 2007 vs. nine months ended June 2006

The Paper segment generated negative EBITDA of $4 million on sales of $615 million compared to negative EBITDA of $9 million on sales of $639 million in the comparable nine-month period a year ago. The $24 million decrease in sales results from lower prices and lower shipments, primarily newsprint. US $ reference prices for coated papers and board increased by US $13 and US $45 per short ton respectively. The US $ reference price for newsprint declined by US $23 per tonne. Currency had a relatively minor effect on prices as the Canadian $ averaged 1% higher versus the US $. The net price effect was a decrease of $23 per tonne, reducing EBITDA by $16 million. Lower manufacturing costs more than offset the lower prices. In the prior year period, Hurricane Katrina generated a spike in natural gas prices that had a very negative effect on Paper segment costs. During the most recent nine-month period, energy costs declined by $22 million as compared to a year ago. Total downtime in the nine-month period was 15,700 tonnes compared to 17,100 tonnes in the year ago period.

The Paper segment generated an operating loss of $210 million compared to an operating loss of $56 million in the prior nine-month period. The small improvement in EBITDA was offset by unusual charges. The June 2007 quarter includes a charge of $173 million relating to asset impairment at the St. Francisville paper mill. A $3 million credit relating to the reversal of accrued expenses and proceeds of sale on the previously idled St. Raymond, Quebec, paper mill provided a small offset. The year ago period results include a charge of $7 million relating to severance and other associated costs for the restructuring of the St. Francisville paper mill operations.

FINANCIAL POSITION

	Fiscal 2006				Fiscal 2007
	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07

Net debt / total capitalization	62%	66%	64%	65%	60%	62%	65%	-
EBITDA / interest on
indebtedness (times)	(0.8)	0.2	0.6	0.9	0.4	0.5	(0.2)	-

Cash flow from (used by) operations
before working capital changes ($ millions)	(54)	(27)	(14)	(2)	251	(16)	(57)	-
Net fixed asset additions ($ millions)	(24)	(25)	(17)	(20)	(15)	(16)	(23)	-

Free cash flow (negative) ($ millions)	(78)	(52)	(31)	(22)	236	(32)	(80)	-

Amounts in the above table relating to the December 2005 and March 2006 quarters have not been restated to reflect the sale of the OSB business and its reclassification to discontinued operations.

Cash flow from operations before working capital changes for the first nine months of fiscal 2007 was $178 million, a $273 million improvement from the comparable period a year ago. The higher cash flow was due to the $268 million refund of lumber deposits and related interest as well as the improvement in EBITDA. For the nine months ended June 2007, non-cash working capital items used $26 million, as compared to $23 million generated by the same items in the prior year. After allowing for net fixed asset additions of $54 million, free cash flow for the first nine months of fiscal 2007 was $124 million versus a negative amount of $161 million a year ago.

In response to relatively low EBITDA brought on by challenging market conditions, the stronger Canadian $ and export payments on lumber shipped to the US, the Company has continued to limit capital expenditures. During the first nine months of fiscal 2007, net fixed asset additions totalled $54 million compared to $66 million in the prior year period. The amount spent is equal to 41% of fixed asset depreciation and 2.4% of sales.

Net debt to total capitalization stood at 65% at June 2007, unchanged from September 2006. During the first nine months of fiscal 2007, debt of the Company’s French operations increased by $30 million due to a combination of new working capital and capital expenditure loans. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. In the absence of a sustained improvement in the pricing levels of the Company’s main products or a weakening of the Canadian $, it will be difficult to attain this target.

The higher leverage continues to put pressure on the Company’s various credit ratings. In September 2005, S&P reduced its long-term corporate credit and unsecured debt ratings to CCC+ (negative outlook). In January 2006, S&P reduced the ratings to CCC- (negative outlook) and the rating was affirmed in June 2006. In May 2005, Moody’s reduced its senior implied, senior unsecured and issuer ratings to B3 (stable outlook). In January 2006, Moody’s reduced its senior unsecured notes and debenture ratings to Ca (stable outlook). In October 2005, DBRS reduced its senior unsecured debt ratings to B (low) (negative trend). In January 2006, DBRS reduced the rating to CCC (negative trend).

The Company is exploring strategic alternatives to improve its capital structure and enhance liquidity. Strategic alternatives under consideration include non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The review of strategic alternatives is being undertaken by Tembec’s management and is being overseen by the Special Committee for Strategic Purposes and the Board of Directors. BMO Capital Markets is providing financial advice to Tembec. The Company remains focused on improving its operations in the context of a relatively difficult environment for forest products, while retaining a collaborative relationship with its customers, suppliers, and employees.

FINANCIAL POSITION

At the end of June 2007, the Company had cash of $32 million plus unused operating lines of $186 million. At September 2006, the date of the last audited financial statements, the Company had cash of $31 million and unused operating lines of $34 million.

The following table summarizes unused operating lines by major area:

Operating Lines - Unused
$ millions	September	June
	2006	2007
Canadian operations	-	140
US / French operations	21	37
Proportionate share of joint ventures	13	9
	34	186

At the beginning of fiscal 2007, the Company had in place a committed revolving working capital facility of $150 million maturing in March 2009, secured by receivables and inventory. The Company also had in place a committed non-revolving working capital facility of $136 million maturing in June 2008, secured by receivables and inventory. In January 2007, the Company amended the $150 million facility by increasing it to $250 million and extending its committed period to January 2010. The amended revolving working capital facility effectively replaced the revolving $150 million and the non-revolving $136 million facilities. As of the end of the June 2007 quarter, the amount available on the $250 million facility (borrowing base) was $235 million, of which $140 million was unused.

During the June 2006 quarter, the St. Francisville operating line of US $20 million expired. The Company had been in discussions with a potential lender to put in place a similar facility for the operation. Given the indefinite shutdown of the facility, and the reduction of trade receivables and inventory that will ensue, discussions have ceased.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended June 30, 2007, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2006				Fiscal 2007
		Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Cash return on capital
employed (1)(2)		(2)%	1%	2%	3%	1%	1%	(1)%	-
Return on capital employed (1)(2)		(7)%	(20)%	2%	(5)%	24%	(4)%	(23)%	-
Return on equity (1)(2)		(35)%	(93)%	(4)%	(36)%	85%	(26)%	(110)%	-

Shares outstanding - end of
quarter (millions)		85.6	85.6	85.6	85.6	85.6	85.6	85.6	-
Book value per share ($)		9.53	7.57	7.49	6.86	8.48	7.95	6.04	-
Foreign exchange:
1 C$ = US$	- average	0.852	0.867	0.890	0.892	0.877	0.854	0.913	-
	- period end	0.858	0.856	0.890	0.895	0.858	0.866	0.939	-

1 Euro = US$	- average	1.189	1.202	1.256	1.273	1.293	1.287	1.349	-
	- period end	1.186	1.204	1.251	1.268	1.319	1.336	1.354	-

1 Euro = C$	- average	1.396	1.387	1.411	1.427	1.474	1.536	1.477	-
	- period end	1.383	1.407	1.406	1.417	1.537	1.542	1.442	-

(1) % returns for each quarter have been annualized.

(2) Amounts shown relating to the December 2005 and March 2006 quarters have not been restated to reflect the sale of the OSB business and its reclassification to discontinued operations.

Liquidity at the end of June 2007 was $218 million. The Company continues with other initiatives to improve liquidity. The target for fiscal 2007 is to generate $100 million of additional liquidity through a combination of asset sales and increased working capital facilities. To date, a total of $78 million has been generated through these initiatives.

Overall, the June quarterly operating results fell short of the Company’s expectations. The rapid appreciation of the Canadian $ and the Euro versus the US $ negatively impacted all of the Company’s business segments. While lumber prices did improve in the latter part of the quarter, it was from historically low levels. Looking ahead, pulp markets are expected to remain strong and price increases have already been announced for the September quarter. Newsprint and lumber will continue to be challenging as producers will need to adapt to relatively weak demand fundamentals. As for the Company, it will continue to focus on controllable items such as costs and operating efficiency, the key elements of its recovery plan. Management will also be expending considerable efforts to work with its financial advisors to develop and review potential strategic alternatives to address its current leveraged capital structure.

DEFINITIONS – NON-GAAP FINANCIAL MEASURES

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses and revenues. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units.

Free Cash Flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash and cash equivalents such as marketable securities or temporary investments.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

Cash return on capital employed (CROCE) refers to EBITDA for a given period divided by the average gross capital employed for the period. Gross capital employed is the sum of working capital (accounts receivable, inventories and prepaid expenses less accounts payable), undepreciated fixed assets and other assets. The Company considers this to be a useful indicator of financial returns being generated by the Company.

Return on capital employed (ROCE) refers to net earnings (or loss) for a given period, adjusted for the after-tax impact of interest expense, divided by the average of total assets less non-interest bearing current liabilities for the period. The Company utilizes this measure to compare its performance to other competitors in its industry. The long-term incentive plan for senior management is based on ROCE performance.

Return on Equity (ROE) refers to net earnings or loss for a given period divided by the average shareholders’ equity for the period.